March 22, 2006

Via Edgar

Mr. John L. Krug

Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Invitrogen Corporation (“Invitrogen” or the “Company”)
Preliminary Proxy Statement

Dear Mr. Krug:

We have received the letter from Jeffrey Riedler dated March 10, 2006, concerning our preliminary proxy materials furnished to the Securities and Exchange Commission (the ”Commission”) on March 1, 2006. We have reviewed your comment and have prepared the following response:

SEC COMMENT:

Proposal 4. Approval of increase in number of authorized shares of common stock

Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares.

Invitrogen Response:

We have amended the definitive proxy materials by adding the following sentence to Proposal 4. “The Company has no plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares.” The amendment is marked in the accompanying copy of the definitive proxy materials filed with the Commission on March 22, 2006.

As requested in your letter, Invitrogen acknowledges that: 1) it is responsible for the adequacy and accuracy of the disclosure in its definitive proxy materials; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Invitrogen’s definitive proxy materials; and 3) Invitrogen may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/ John A. Cottingham

John A. Cottingham

Senior Vice President, General Counsel & Secretary